Exhibit 8.1

List of subsidiaries and affiliated entities of the Registrant

Subsidiaries	Place of Incorporation	Ownership Interest
TuanChe Information Limited	Hong Kong	100%
TuanYuan Internet Technology (Beijing) Co., Ltd.	PRC	100%
Longye International Limited	Cayman Islands	100%
Long Ye Information Technology Limited	Hong Kong	100%
Beijing Sangu Maolu Information Technology Co., Ltd.	PRC	100%
Chema Technology (Beijing) Co., Ltd.	PRC	100%

		Percentage of
		Direct or Indirect
		Economic
Major VIEs	Place of Incorporation	Ownership
TuanChe Internet Information Service (Beijing) Co., Ltd.	PRC	100%
Shenzhen Drive New Media Co., Ltd.	PRC	100%
Beijing Internet Drive Technology Co., Ltd.	PRC	100%
Hainashuke (Beijing) Technology Co., Ltd.	PRC	100%

		Percentage of
		Direct or Indirect
		Economic
Major subsidiaries of VIEs	Place of Incorporation	Ownership
TuanChe (Beijing) Automobile Sales Service Co., Ltd.	PRC	100%
Aikesipo Exhibition Display (Tianjin) Co., Ltd.	PRC	100%